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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005.

The Toronto-Dominion Bank (Translation of registrant's name into English)

c/o General Counsel's Office P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 18, 2005
	By	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

Shareholders of Banknorth Group, Inc. vote in favour of proposed acquisition of majority interest by TD Bank Financial Group

        February 18, 2005, PORTLAND, ME and TORONTO, ON — Banknorth Group, Inc. (NYSE: BNK) and TD Bank Financial Group (TSX, NYSE: TD) today announced that at a special shareholder meeting held today Banknorth shareholders approved the proposed acquisition by TDBFG of 51% of the outstanding shares of Banknorth.

        "This is a great day for Banknorth shareholders, customers and employees," said Bill Ryan, Banknorth's Chairman, President and Chief Executive Officer. "With TDBFG as our majority shareholder, we now have greater resources to continue with our growth strategy in New England and beyond."

        The transaction is expected to close on or about March 1, 2005, pending final regulatory approval. In connection with the transaction, Banknorth will change its name to TD Banknorth and will reincorporate in Delaware. TD Banknorth Inc. will continue to be listed on the NYSE under the symbol "BNK".

        "We're pleased that Banknorth's shareholders recognized the long-term potential that we believe this transaction creates," said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. "We're delighted to have Banknorth join the TDBFG family and look forward to working with Banknorth to create value for shareholders and grow TD Banknorth in the coming years."

About TD Bank Financial Group

        Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$311 billion in assets, as of October 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About Banknorth Group, Inc.

        At December 31, 2004, Banknorth Group Inc., headquartered in Portland, Maine, had assets of $28.7 billion and provided financial services to more than 1.3 million households in the northeast. The Company's banking subsidiary, Banknorth, N.A., operates banking divisions in Connecticut (Banknorth Connecticut); Maine (Peoples Heritage Bank); Massachusetts (Banknorth Massachusetts); New Hampshire (Bank of New Hampshire); New York (Evergreen Bank); and Vermont (Banknorth Vermont). The Company and Banknorth, N.A. also operate subsidiaries and divisions in insurance, money management, merchant services, mortgage banking, government banking and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. The Company's website is at www.banknorth.com.

        This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank's and Banknorth Group, Inc.'s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.'s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank's and Banknorth Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.'s with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

For more information, please contact:

Neil Parmenter TD Bank Financial Group 416-308-0836	Jeff Nathanson Banknorth Group, Inc. 207-761-8517

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FORM 6-K SIGNATURES